Date: 23/04/2008	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GENCO RESOURCES LTD (AMENDED)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	22/05/2008 (AMENDED)
Record Date for Voting (if applicable) :	22/05/2008 (AMENDED)
Meeting Date :	26/06/2008 (AMENDED)
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	368911103	CA3689111035

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GENCO RESOURCES LTD